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                                                FORM 12B-25

NOTIFICATION OF LATE FILING	SEC FILE NUMBER
CUSIP NUMBER
(Check One) [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [ X ] Form 10-Q [ ] Form N-SAR

For Period Ended: March 31, 2002
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: _________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I - REGISTRANT INFORMATION
Full Name of Registrant Geocom Resources Inc.
Former Name if Applicable Commerce Direct Inc.
Address of Principal Executive Office (Street and Number) 1208 - 1030 West Georgia Street
City, State and Zip Code Vancouver, British Columbia, Canada V6E 2Y3

PART II - RULES 12b-25(B) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)     The reasons described in reasonable detail in Part III of this form could not be         eliminated without unreasonable effort or expense;

[ X ] (b)     The subject annual report, semi-annual report, transition report on Form 10-
                 K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth;

(c)     The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

Our bookkeeper prepared our financial statements to minimize our costs but we did not provide these to our auditors in sufficient time for them to conduct the necessary review engagement. Our auditors are currently reviewing our financial statements and will complete the review within the next few days.

PART IV - OTHER INFORMATION

  Name and telephone number of person to contact in regard to this notification

Garrett Sutton - Legal Counsel                     (775)                824-0300
(Name)                                           (Area Code)      (Telephone Number)

(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [ X ] Yes    [   ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last year will be reflected by the earnings statements to be included in the subject report or portion thereof?  [   ] Yes   [ X ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

   Geocom Resources Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   May 14, 2002     By        /s/ Andrew B. Stewart